Filed Pursuant to Rule 433
Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Quarterly Income Strategic Return Notes®

Linked to the U.S. Select Foreign Access 25 Buy-Write Index

due September 2013

(the “Notes”)

US$10 original public offering price per unit

Private Offering Notice

Summary Terms

The Notes:

•

The Notes are designed for investors seeking exposure to a “covered call” strategy, as represented by the U.S. Select Foreign Access 25 Buy-Write Index (the “Index”), who want the potential to receive current income in the form of variable quarterly payments, and are willing to risk losing a significant portion of the $10.00 original public offering price per unit if the level of the Index decreases or does not increase sufficiently over the term of the Notes.

•	We may make variable quarterly payments on the Notes beginning in December 2008.

•

The quarterly payments will vary and may be zero. For a given quarterly calculation period, the quarterly payments will equal the hypothetical dividend and premium income related to each of the stocks comprising the Index during that period. The index adjustment factor accrues at a rate of 1.0% per annum on the closing levels of the Index and is deducted from the level of the index daily.

•	There is no principal protection on these Notes, and therefore you will not receive a minimum amount on the maturity date or upon exchange.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. .

•

The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$100,000 for residents of the European Economic Area) or other amounts as permitted by local jurisdictions, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	The pricing date for the Notes is expected to be September , 2008.

•	The settlement date for the Notes is expected to be September , 2008.

Payment on the maturity date or upon exchange:

•

The amount an investor will receive on the maturity date or upon exchange, as applicable, will be based primarily on the direction of and percentage change in the level of the Index. For each $10.00 unit, an investor will receive $9.80 multiplied by the percentage change in the Index from the starting value, determined on the pricing date, to the ending value determined shortly before the maturity date or, if exchanged, the percentage change in the Index from the starting value to the exchange price determined shortly before the exchange date.

•	The level of the Index will be reduced daily by an index adjustment factor which accrues at a rate of 1.0% per annum on the closing levels of the Index.

•

The level of the Index must increase by approximately 2.04% from the starting value to the ending value in order for an investor to receive at least the $10.00 original public offering price per unit on the maturity date. If the level of the Index has declined or has not increased sufficiently, an investor will receive less, and possibly significantly less, than the $10.00 original public offering price per unit.

•

An investor may also elect to exchange all or a portion of the investor’s Notes during a specified period in the month of September 2009, 2010, 2011 and 2012 by giving notice in the manner described in this pricing supplement. Upon exchange you will receive a cash amount per unit equal to the redemption amount, calculated as if the exchange date were the stated maturity date, except that the ending value will be equal to the exchange price, calculated as described in this pricing supplement.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area (“EEA”) member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

This Notice and the Offering Document have been provided by the Company for information purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-9 to PS-13 of the Preliminary Pricing Supplement, dated August 1, 2008 and  pages  S-3 to S-4 of the MTN Prospectus Supplement, dated March 31, 2006 included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest and an investor may get back less than what he or she invested.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        A selling concession of 2.5% of the public offering price is included in the terms of the Notes and is payable to MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company and MLPF&S. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company and MLPF&S or their representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is August 1, 2008

This Notice supplements the Preliminary Pricing Supplement, dated August 1, 2008, and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, each dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov . Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.